Exhibit 99.1

Titan Medical Inc. Announces Voting Results from Its Annual and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--May 31, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery, reported shareholder vote results from the Company’s Annual and Special Meeting held on Wednesday, May 29, 2019.

All of management’s nominees for election were duly elected as directors of the Company by the shareholders present or represented by proxy at the meeting. A total of 22,305,951 of the 31,150,237 common shares outstanding were voted at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting, as follows:

	For Number	%	Withheld Number	%
John Barker	5,300,505	91.24	509,105	8.76
Charles Federico	5,736,442	98.74	73,168	1.26
David McNally	5,683,584	97.83	126,026	2.17
Stephen Randall	5,382,857	92.65	426,753	7.35
John Schellhorn	5,712,799	98.33	96,811	1.67
Domenic Serafino	5,718,221	98.43	91,389	1.57

The appointment of BDO Canada LLP as Auditors of the Company was approved by shareholders (with 21,482,357 votes for and 823,594 votes withheld) in respect of the motion.

Shareholders passed the motion (with 3,637,601 votes for and 2,111,508 votes against) authorizing the SU Plan and DSU Plan.

Shareholders passed the motion (with 3,439,022 votes for and 2,310,087 votes against) authorizing amendments to the Stock Option Plan.

Shareholders passed the motion (with 3,529,202 votes for and 2,252,734 votes against) authorizing the reduction of the exercise prices of certain options granted to executive officers and employees under the Option Plan.

Further particulars of the resolutions referenced above are set forth in the management information circular of the Company dated April 29, 2019.

The Company intends to post a video replay of the Annual and Special Meeting on the investor tab of its website, www.titanmedicalinc.com, before June 30, 2019.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com